UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 13, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Horizon Pharma plc

File No. 001-35238 - CF#33493

_____

Horizon Pharma plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2016, as amended.

Based on representations by Horizon Pharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.4	through February 29, 2020
Exhibit 10.60	through February 28, 2019
Exhibit 10.61	through February 28, 2019
Exhibit 10.62	through February 28, 2019
Exhibit 10.63	through February 28, 2019
Exhibit 10.66	through April 10, 2020
Exhibit 10.68	through February 28, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary